FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person*
                  R. Scott MacTarnahan
                  11416 SW Lynnridge Avenue
                  Portland, OR  97225

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

4.       Statement for Month/Year
                  10/01
                  11/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  / X /    Director
                  /   /    Officer (give title below)
                                    -----------------------------
                  / X /    10% Owner
                  /   /    Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  / X /    Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.       Title of Security (Instr. 3)
         (i)      Common Stock
         (ii)     Common Stock
         (iii)    Common Stock
         (iv)     Common Stock
         (v)      Common Stock

2.       Transaction Date(s) (Month/Day/Year)
         (i)      10/12/01
         (ii)     11/06/01
         (iii)    10/12/01
         (iv)     11/06/01
         (v)

3.       Transaction Code (Instr. 8)
         (i)      Code:  P
                         V:
         (ii)     Code:  J(1)
                         V:  V
         (iii)    Code:  P
                         V:
         (iv)     Code:  J(1)
                         V:  V
         (v)      Code:
                         V:


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
         (i)      Amount:  535,289.4
                  (A) or (D):  A
                  Price: $.25 per share (2)
         (ii)     Amount:    547,784.6
                  (A) or (D):  D (3)
                  Price:
         (iii)    Amount:   473,881.6
                  (A) or (D):  A
                  Price:  $.25 per share (2)
         (iv)     Amount:   495,266.3
                  (A) or (D):  A (4)
                  Price:
         (v)      Amount:
                  (A) or (D):
                  Price:


5.       Amount of Securities Beneficially Owned at End of Month
         (Instr. 3 and 4)
         (i)
         (ii)     1,872,910
         (iii)
         (iv)     1,960,878
         (v)      73,335


6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
         (i)
         (ii)     I
         (iii)
         (iv)     I
         (v)      I


7.       Nature of Indirect Beneficial Ownership (Instr. 4)

         (i)
         (ii) Reporting Person has an interest in Harmer Mill & Logging Supply Co., which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust
         (iii)
         (iv) Reporting Person has an interest in MacTarnahan Limited Partnership which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust
         (v) Reporting Person has an interest in Black Lake Investments, which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
         (i)      Series A Preferred Stock (6)
         (ii)     Options to purchase Common Stock
         (iii)    Warrants to purchase Common Stock

2.       Conversion or Exercise Price of Derivative Security
         (i)      100 shares of Common Stock for 1 share of Series A Preferred
                  Stock
         (ii)     $5.333
         (iii)    $3.333

3.       Transaction Date (Month/Day/Year)
         (i)
         (ii)
         (iii)

4.       Transaction Code (Instr. 8)
(i)      Code:
                           V:

(ii)     Code:
                           V:

(iii)    Code:
                           V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
         (i)
         (ii)
         (iii)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
         (i)      Date Exercisable:  02/25/04
                  Expiration Date:  02/25/04
         (ii)     Date Exercisable:  08/26/94
                  Expiration Date:  08/26/04
         (iii)    Date Exercisable:  Currently exercisable
                  Expiration Date:  12/31/02


7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
         (i)      Title:  Common Stock
                  Amount of Shares:  288,500
         (ii)     Title:  Common Stock
                  Amount of Shares:  6,000
         (iii)    Title:  Common Stock
                  Amount of Shares:  43,845.75

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
         (i)        2,885
         (ii)       6,000
         (iii)    43,848.75

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)
         (i)      I
         (ii)     D
         (iii)    I

11.      Nature of Indirect Beneficial Ownership (Instr. 4)
         (i) Reporting Person has an interest in Harmer Mill & Logging Supply Co., which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust
         (ii)
         (iii) Reporting Person has an interest in MacTarnahan Limited Partnership, which is a beneficiary of shares held by the MacTarnahan Portland Brewing Company Voting Trust


Explanation of Responses:


(1) Upon its dissolution, Portland Brewing Building L.L.C. ("PBB") distributed Common Stock of Portland Brewing Company to its members in proportion to their positive capital account balances. Beneficial ownership in shares held by PBB was previously reported based on percentage ownership and not capital accounts.

(2) The shares of Common Stock of Portland Brewing Company were acquired by PBB in exchange for real property and associated personal property having a value of $1,603,441 and assumption of indebtedness by Portland Brewing Company in the amount of $1,257,753.90.

(3) Harmer Mill & Logging Supply Co. was a member of PBB, and received 1,107,748 shares of Common Stock of Portland Brewing Company upon PBB's dissolution, based on Harmer Mill & Logging Supply Co.'s positive capital account balance. The amount reported as disposed represents the difference between the amounts previously reported as beneficially owned based on percentage ownership interest and the number of shares received upon the dissolution of PBB which were distributed based on capital accounts. These shares were subsequently deposited into the MacTarnahan Portland Brewing Company Voting Trust.

(4) MacTarnahan Limited Partnership was a member of PBB, and received 1,960,878 shares of Common Stock of Portland Brewing Company upon PBB's dissolution, based on MacTarnahan Limited Partnership's positive capital account balance. The amount reported as acquired represents the difference between the amounts previously reported as beneficially owned based on percentage ownership interest and the number of shares received upon the dissolution of PBB which were distributed based on capital accounts. These shares were subsequently deposited into the MacTarnahan Portland Brewing Company Voting Trust.

(5) The Series A Preferred shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934. Ownership of the Series A Preferred Stock is being voluntarily reported.



                                                                11/13/01
                  --------------------------------             ----------
                  R. Scott MacTarnahan
                  ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.